[On Company Letterhead]
November 23, 2009
Via Edgar and Facsimile (703) 813-6982
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown

Re:	Callon Petroleum Company Application on Form T-3 filed November 19, 2009, as amended File No. 22-28916

Callon Petroleum Operating Company Application on Form T-3 filed November 23, 2009 File No. 22-28917

Callon Offshore Production, Inc. Application on Form T-3 filed November 23, 2009 File No. 22-28918

Mississippi Marketing, Inc. Application on Form T-3 filed November 23, 2009 File No. 22-28919
Ladies and Gentlemen:
     Callon Petroleum Company, Callon Petroleum Operating Company, Callon Offshore Production, Inc. and Mississippi Marketing, Inc. (collectively, the “Companies”), request that the effective date of the above-captioned Applications on Form T-3 be accelerated so that such Applications will be declared effective at or before 4:00p.m., Washington, D.C. time, on Monday, November 23, 2009, or as soon as practicable thereafter.
     The Companies hereby acknowledge that:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Companies may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Callon Petroleum Company
/s/ B.F. Weatherly
B.F. Weatherly
Executive Vice President and Chief Financial Officer

Callon Petroleum Operating Company
/s/ B.F. Weatherly
B.F. Weatherly
Executive Vice President and Chief Financial Officer

Callon Offshore Production, Inc.
/s/ B.F. Weatherly
B.F. Weatherly
Executive Vice President and Chief Financial Officer

Mississippi Marketing, Inc.
/s/ B.F. Weatherly
B.F. Weatherly
Executive Vice President and Chief Financial Officer